EXHIBIT 3.4

CERTIFICATE OF DESIGNATIONS

OF

BTHC XI, INC.

SERIES 1 PREFERRED STOCK

THE UNDERSIGNED, the President and Chief Executive Officer of BTHC XI, Inc., a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that the following resolution has been duly adopted by the Board of Directors of the Corporation on January 30, 2007:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Article FOURTH of the Certificate of Incorporation of the Corporation, the Board of Directors hereby creates and designates the initial series of preferred stock, par value $.001 per share, of the Corporation and authorizes the issuance thereof, and hereby fixes the designation and amount thereof and the powers, preferences, and relative rights thereof as follows:

1.	Designation; Number of Shares.

The designation of said series of the Preferred Stock shall be “Series 1 Preferred Stock” (the “Series 1 Preferred Stock”). The number of shares of Series 1 Preferred Stock shall be limited to 2,000,000.

2.	Dividend Rights.

The holders of Series 1 Preferred Stock shall be entitled to receive cumulative annual dividends, payable in shares of Series 1 Preferred Stock or in certain instances in cash, at an annual rate of 8% ($0.40 per share), payable on December 31 of each year commencing December 31, 2007. Dividends, which shall accrue on a daily basis, shall begin to accrue on the Original Issue Date and shall cease to accrue and accumulate on the earlier of December 31, 2009 (the “Final Dividend Payment Date”) or the applicable Conversion Date. After the Final Dividend Payment Date, the holders of Series 1 Preferred Stock shall have the same dividend rights as holders of Common Stock of the Corporation, as if the Series 1 Preferred Stock has been fully converted into Common Stock. The dividends payable on December 31, 2007 will be prorated from the date of each closing in the Offering. Unpaid dividends accrued as aforesaid will accumulate and be payable prior to the payment of any dividends on shares of the Corporation’s common stock, par value $0.001 per share (“Common Stock”) or any other class of Preferred Stock. The Corporation shall pay a cash dividend in lieu of a stock dividend where on the date of declaration of the dividend, it is the Board of Directors’ determination that the Corporation’s common stock is trading consistently at a market price below $1.00 per share. Notwithstanding the foregoing, cash dividends will only be payable from funds legally available therefor, when and as declared by the Board of Directors, and unpaid dividends will accumulate until the Corporation has capital to legally pay the dividends. Except as specified above, the Board of Directors shall declare and pay dividends in shares of Series 1 Preferred Stock. The Series 1 Preferred Stock shall have an assumed and stated value of $5.00 per share, which shall be the sole basis for determining the number of shares issuable as a dividend in lieu of a cash payment. No fractional shares of Series 1 Preferred Stock shall be issued upon payment of any dividend, with any stockholders that would be entitled to receive any fractional shares as a result of any such dividend being rounded upward to the nearest whole share. Notwithstanding anything contained herein to the contrary, the Board of Directors shall timely declare dividends on its Series 1 Preferred Stock each year unless the payment of such dividends would be in violation of the Delaware General Corporation Law, as amended, or other applicable law or court order.

3.	Liquidation Rights.

(a)  In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, occurring prior to or on the date of payment of all accrued and unpaid dividends that relate to the Final Dividend Payment Date, the holders of Series 1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock or by reason of their ownership thereof, an amount per share equal to $5.00 for each outstanding share of Series 1 Preferred Stock (the “Original Series 1 Issue Price”) as adjusted for changes in the Series 1 Preferred Stock by stock split, stock dividend, or the like occurring after the Original Issue Date, plus all accrued but unpaid dividends thereon. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series 1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series 1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b)  Upon the completion of the distribution required by subparagraph (a) of this Section 3 and any other distribution that may be required with respect to any other series of preferred stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock.

(c)  In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, occurring after the payment of all accrued and unpaid dividends that relate to the Final Dividend Payment Date, the holders of Series 1 Preferred Stock shall have the same liquidation rights as holders of Common Stock as if the outstanding shares of Series 1 Preferred Stock had been fully converted into Common Stock.

(d)  (i)For purposes of this Subsection 3(d)(i), a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, any of the following:

(A)  The sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions or plan, of fifty percent (50%) or more of the assets of the Corporation, based on the fair market value of the Corporation’s assets as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series 1 Preferred Stock, which assets shall include for these purposes fifty percent (50%) or more of the outstanding voting capital stock of any subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole; or

(B)  The sale, transfer, or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all of the assets of the subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole.

(ii)  In any of such events, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series 1 Preferred Stock.

4.	Voting Rights.

The holders of shares of Series 1 Preferred Stock shall vote with holders of the Common Stock, together as single class, upon all matters submitted to a vote of stockholders, including, without limitation, for the election of directors. For such purpose, each holder of Series 1 Preferred Stock shall be entitled to a number of votes determined as follows. Through the final closing date of the Corporation’s sale of Series 1 Preferred Stock in the Offering, each share of Series 1 Preferred Stock shall be entitled to a number of votes equal to a fraction, the numerator of which is 7,770,000, and the denominator of which is the number of shares of Series 1 Preferred Stock issued from the date of the filing of this Certificate of Designations with the Secretary of state of the state of Delaware through the record date fixed for the determination of stockholders entitled to vote or on the effective date of any written consent of stockholders, as applicable. Following the final closing date of the Offering, each share of Series 1 Preferred Stock shall be entitled to a fixed number of votes equal to a fraction, the numerator of which is 7,770,000, and the denominator of which is the number of shares of Series 1 Preferred Stock issued pursuant to the Offering, irrespective of any subsequent conversions or stock dividend issuances which may occur from time to time. Fractional votes shall not however, be permitted and any fractional voting rights resulting from the above formulas with respect to any holder of Series 1 Preferred Stock shall be rounded upward to the nearest whole number.

5.	Conversion Rights.

The holders of the Series 1 Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a)  Optional. Each share of Series 1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the Original Issue Date of such share at the office of the Corporation or any transfer agent for the Series 1 Preferred Stock, into Common Stock. The number of shares of Common Stock to which a holder of Series 1 Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Conversion Rate of the Series 1 Preferred Stock (determined as provided in Subsection 5(b) below) by the number of shares of Series 1 Preferred Stock being converted. Upon conversion, all accrued and unpaid (undeclared) dividends through the Conversion Date on the shares of Series 1 Preferred Stock being converted shall be paid in additional shares of Common Stock as if such dividends had been paid in additional shares of Series 1 Preferred Stock, and then automatically converted into additional shares of Common Stock at the then applicable Conversion Rate rounded up to the nearest whole number. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the shares of Series 1 Preferred Stock to be converted in accordance with the procedures described in Subsection 5(c) below (the “Conversion Date”).

(b)  Conversion Rate. Subject to the provisions of this Section 5, the conversion rate in effect at any time with respect to the Series 1 Preferred Stock (the “Conversion Rate”) shall be the quotient obtained by dividing $5.00 by the Conversion Price. Except as otherwise provided in this Section 5, the “Conversion Price” shall initially be $1.00.

(c)  Mechanics of Conversion. Before any holder of Series 1 Preferred Stock shall be entitled to receive certificates representing the shares of Common Stock into which shares of Series 1 Preferred Stock are converted in accordance with Subsection 5(a) above, such holder shall surrender the certificate or certificates for such shares of Series 1 Preferred Stock duly endorsed at (or in the case of any lost, mislaid, stolen or destroyed certificate(s) for such shares, deliver an affidavit as to the loss of such certificate(s), in such form as the Corporation may reasonably require) the office of the Corporation or of any transfer agent for the Series 1 Preferred Stock, and shall give written notice to the Corporation at such office of the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued, if different from the name shown on the books and records of the Corporation. Said conversion notice shall also contain such representations as may reasonably be required by the Corporation to the effect that the shares to be received upon conversion are not being acquired and will not be transferred in any way that might violate the then applicable securities laws. The Corporation shall, as soon as practicable thereafter and in no event later than thirty (30) days after the delivery of said certificates, issue and deliver at such office to such holder of Series 1 Preferred Stock, or to the nominee or nominees of such holder as provided in such notice, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion pursuant to Subsection 5(a) shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of the Conversion Date. All certificates issued upon the exercise or occurrence of the conversion shall contain a legend governing restrictions upon such shares imposed by law or agreement of the holder or his or its predecessors.

(d)  Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Series 1 Preferred Stock shall be subject to adjustment from time to time as follows:

(i)  (A)If the Corporation shall issue, after the Original Issue Date, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such series in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 5(d)(i)(E)(1) or (2)) (but not including shares excluded from the definition of Additional Stock by Section 5(d)(ii)(B)) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (including shares of Common Stock deemed to be issued pursuant to subsection 5(d)(i)(E)(1) or (2)) (but not including shares excluded from the definition of Additional Stock by subsection 5(d)(ii)(B)) plus the number of shares of such Additional Stock. However, the foregoing calculation shall not take into account shares deemed issued pursuant to Section 5(d)(i)(E) on account of options or rights except to the extent (i) such options or rights have been exercised or (ii) the consideration to be paid upon such exercise per share of underlying Common Stock is less than the per share consideration for the Additional Stock that has given rise to the Conversion Price adjustment being calculated.

(B)  No adjustment of the Conversion Price for the Series 1 Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 5(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C)  In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D)  In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)  In the case of the issuance (whether before, on or after the applicable Original Issue Date) of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this subsection 5(d)(i) and subsection 5(d)(ii):

(1)  The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 5(d)(i)(C) and 5(d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2)  The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 5(d)(i)(C) and 5(d)(i)(D)).

(3)  In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof (unless such options or rights or convertible or exchangeable securities were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of subsection 5(d)(i)(A)), the Conversion Price of the Series 1 Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4)  Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Series 1 Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities (unless such options or rights were merely deemed to be included in the numerator and denominator for purposes of determining the number of shares of Common Stock outstanding for purposes of subsection 5(d)(i)(A)), shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5)  The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 5(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 5(d)(i)(E)(3) or (4).

(ii)  “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 5(d)(i)(E)) by the Corporation after the Purchase Date other than:

(A)  Common Stock issued pursuant to a transaction described in subsection 5(d)(iii) hereof; or

(B)  Shares of Common Stock issuable or issued to employees, consultants, directors or vendors (if in transactions with primarily non-financing purposes) of the Corporation directly or pursuant to a stock option plan or restricted stock plan approved by the Board of Directors of the Corporation and ratified by stockholders.

(iii)  In the event the Corporation should at any time or from time to time after the Original Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series 1 Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 5(d)(i)(E).

(iv)  If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series 1 Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)  Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 5(d)(iii), then, in each such case for the purpose of this subsection 5(e), the holders of the Series 1 Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series 1 Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f)  Recapitalizations and Mergers. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, common stock dividend, combination or sale of assets transaction provided for elsewhere in this Section 5 or Section 3) or merger in which the Corporation is not the surviving corporation (a “Transaction”), provision shall be made so that the holders of the Series 1 Preferred Stock or the other shares into which such shares are converted shall thereafter be entitled to receive upon conversion of the Series 1 Preferred Stock or the other shares into which such shares are converted the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled in connection with such Transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series 1 Preferred Stock after the Transaction to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series 1 Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

(g)  No Impairment. The Corporation shall not, by amendment of its Certificate of Incorporation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series 1 Preferred Stock against impairment.

(h)  Certificate Regarding Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause the Corporation’s independent public accountants to verify such computation and prepare and furnish to each holder of Series 1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series 1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price and the Conversion Rate at that time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property that at that time would be received upon the conversion of Series 1 Preferred Stock.

(i)  Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities other than Series 1 Preferred Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any Common Stock Equivalents or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series 1 Preferred Stock, at least twenty (20) days before to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, or rights, and the amount and character of such dividend, distribution, or rights.

(j)  Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series 1 Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series 1 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall be insufficient to effect the conversion of all then outstanding shares of the Series 1 Preferred Stock, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6.	Notices.

Any notice required by the provisions hereof to be given to the holders of shares of Series 1 Preferred Stock shall be deemed given on the third business day following (and not including) the date on which such notice is deposited in the United States Mail first-class, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation. Notice by any other means shall not be deemed effective until actually received.

7.	Definitions.

For the purposes of this Section 7, the following terms shall have the meanings specified below. Other capitalized terms, used in this Section 7 and not defined below shall have the meanings otherwise assigned to such terms in this Certificate of Designations:

“Board of Directors” shall mean the board of directors of the Corporation;

“Common Stock” shall mean the Corporation’s common stock, par value $0.001 per share.

“Offering” shall mean the offer by the Corporation of shares of Series 1 Preferred Stock to accredited investors pursuant to a private placement memorandum dated January 2, 2007;

“Original Issue Date” shall mean each respective closing date of the Offering applicable to each holder of Series 1 Preferred Stock, whether the initial closing date, the final closing date, or some closing date in between;

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be made under the seal of the Corporation and signed and attested by its duly authorized officer on January 30, 2007.

BTHC XI, INC.

By:	/s/ Joseph Rozelle
Joseph Rozelle
President & CEO